Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

02 JUL 15 AM 12:55

LETTER FOR MAINTENANCE OF EXEMPTION

02042587

12th July 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 17

PROCESSED
JUL 23 2002
THOMSON
FINANCIAL

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed a copy of the following documents submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcements in relation to a change in the interest of Employees Provident Fund Board, a substantial shareholder - released on 19th June, 5th and 11th July 2002;

2. Public announcements in relation to a change in the interest of Permodalan Nasional Berhad, a substantial shareholder - released on 5th and 11th July 2002;

3. Public announcements in relation to a change in the interest of Yayasan Pelaburan Bumiputra, a substantial shareholder - released on 5th and 11th July 2002; and

4. Public announcement in relation to a change in the interest of Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera, a substantial shareholder - released on 5th July 2002.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Ms. Anita Sung
The Bank of New York

Fax No. (212) 571 3050/ 3051/ 3052

JT/nor/ADR

File No. 82-4968

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 19-06-2002 06:03:08 PM
Submitted by S DARBY on 19-06-2002 06:10:49 PM
Reference No CU-020618-F9211

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4179**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur**
* NRIC/passport no/company no. : **n/a**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :
**Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur**

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* Acquired	* 30-05-2002	* 1,359,000	
Acquired	31-05-2002	375,000	
Acquired	03-06-2002	592,000	
Acquired	04-06-2002	61,000	
Acquired	05-06-2002	350,000	
Acquired	06-06-2002	1,000	
Acquired	10-06-2002	160,000	

* Circumstances by reason of which change has occurred : **Purchase of shares by the Board**

* Nature of interest	:	Direct
Direct (units)	:	**324,360,305**
Direct (%)	:	**13.95**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of shares after change**	:	**324,360,305**
* Date of notice	:	**10-06-2002**

Remarks :
The notices of change in substantial shareholding received from Employees Provident Fund Board were dated 31st May, 4th, 6th and 10th June 2002.

File No. 82-4968

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 05-07-2002 05:19:55 PM
Submitted by S DARBY on 05-07-2002 05:30:51 PM
Reference No CU-020704-8C43A

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4179**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP**
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : **n/a**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :

Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
(Acquisition of 2,511,000 of shares)

Commerce Asset Fund Manager
(Disposal of 37,000 shares)

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **12-06-2002**	* **50,000**	
Acquired	**13-06-2002**	**10,000**	
Disposed	**13-06-2002**	**37,000**	
Acquired	**14-06-2002**	**250,000**	
Acquired	**17-06-2002**	**250,000**	
Acquired	**19-06-2002**	**250,000**	
Acquired	**20-06-2002**	**140,000**	
Acquired	**21-06-2002**	**1,100,000**	
Acquired	**24-06-2002**	**461,000**	

* Circumstances by reason of which change has occurred	:	**Purchase and sale of shares by the Board**
* Nature of interest	:	**Direct**
Direct (units)	:	**326,834,305**
Direct (%)	:	**14.05**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of shares after change**	:	**326,834,305**
* Date of notice	:	**24-06-2002**

Remarks :
The notices of change in substantial shareholding received from Employees Provident Fund Board were dated 12th, 14th, 18th, 20th and 24th June 2002.

File No. 82-4968

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 11-07-2002 05:29:47 PM
Submitted by S DARBY on 11-07-2002 05:40:02 PM
Reference No CU-020710-E40AA

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4179**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : ***Tingkat 23, Bangunan KWSP*** **Jalan Raja Laut** **50350 Kuala Lumpur**
* NRIC/passport no/company no. : **n/a**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :

Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
(Acquisition of 2,277,000 shares)

Rashid Hussain Asset Management Sdn Bhd
(Acquisition of 153,000 shares)

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **25-06-2002**	* **153,000**	
Acquired	**25-06-2002**	**1,570,000**	
Acquired	**26-06-2002**	**120,000**	
Acquired	**27-05-2002**	**545,000**	
Acquired	**28-06-2002**	**42,000**	

* Circumstances by reason of which change has occurred : **Purchase of shares by the Board**

* Nature of interest	:	**Direct**
Direct (units)	:	**329,264,305**
Direct (%)	:	**14.16**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of shares after change**	:	**329,264,305**
* Date of notice	:	**28-06-2002**

Remarks :

The notices of change in substantial shareholding received from Employees Provident Fund Board were dated 26th and 28th June 2002.

File No. 82-4968

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 05-07-2002 05:19:55 PM
Submitted by S DARBY on 05-07-2002 05:30:48 PM
Reference No CU-020704-061EE

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4197**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Particulars of substantial shareholder

* Name : **Permodalan Nasional Berhad**
* Address : **Tingkat 4, Balai PNB 201-A, Jalan Tun Razak 50400 Kuala Lumpur**
* NRIC/passport no/company no. : **38218-X**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :

Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **13-06-2002**	* **786,000**	
Acquired	**13-06-2002**	**32,300,000**	
Acquired	**25-06-2002**	**50,000,000**	
Disposed	**25-06-2002**	**60,000,000**	
Acquired	**27-06-2002**	**369,000**	
Acquired	**01-07-2002**	**1,000**	

* Circumstances by reason of which change has occurred : **Purchase and sale of shares by the company**
* Nature of interest : **Direct**

Direct (units) : **270,635,200**
Direct (%) : **11.64**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

File No. 82-4968

* **Total no of shares after change** : **270,635,200**

* Date of notice : **01-07-2002**

Remarks :
The notices of change in substantial shareholding received from Permodalan Nasional Berhad were dated 13th, 25th, 27th June and 1st July 2002.

File No. 82-4968

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 11-07-2002 05:29:47 PM
Submitted by S DARBY on 11-07-2002 05:39:59 PM
Reference No CU-020710-E3A1B

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4197**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Particulars of substantial shareholder

* Name : **Permodalan Nasional Berhad**
* Address : **Tingkat 4, Balai PNB**
  201-A, Jalan Tun Razak
  50400 Kuala Lumpur
* NRIC/passport no/company no. : **38218-X**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :
  Permodalan Nasional Berhad
  Tingkat 4, Balai PNB
  201-A, Jalan Tun Razak
  50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **02-07-2002**	* **180,000**	
Acquired	**02-07-2002**	**50,000,000**	

* Circumstances by reason of which change has occurred : **Purchase of shares by the company**
* Nature of interest : **Direct**

Direct (units) : **320,815,200**
Direct (%) : **13.79**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

File No. 82-4968

* **Total no of shares after change**	:	**320,815,200**
* Date of notice	:	**02-07-2002**
Remarks	:	

File No. 82-4968

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 05-07-2002 05:19:55 PM
Submitted by S DARBY on 05-07-2002 05:30:49 PM
Reference No CU-020704-06548

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

Particulars of substantial shareholder

* Name	:	**Yayasan Pelaburan Bumiputra**
* Address	:	**c/o Permodalan Nasional Berhad Tingkat 4, Balai PNB 201-A, Jalan Tun Razak 50400 Kuala Lumpur**
* NRIC/passport no/company no.	:	**37113-P**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary shares of RM0.50 each**
* Name & address of registered holder	:	

Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **13-06-2002**	* **786,000**	
Acquired	**13-06-2002**	**32,300,000**	
Acquired	**25-06-2002**	**50,000,000**	
Disposed	**25-06-2002**	**60,000,000**	
Acquired	**27-06-2002**	**369,000**	
Acquired	**01-07-2002**	**1,000**	

* Circumstances by reason of which change has occurred	:	**Purchase and sale of shares by the company's subsidiary**
* Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**270,635,200**

	Indirect/deemed interest (%)	: **11.64**
*	**Total no of shares after change**	: **270,635,200**
*	Date of notice	: **01-07-2002**
	Remarks	:

The notices of change in substantial shareholding received from Yayasan Pelaburan Bumiputra were dated 13th, 25th, 27th June and 1st July 2002.

File No. 82-4968

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 11-07-2002 05:29:47 PM
Submitted by S DARBY on 11-07-2002 05:40:01 PM
Reference No CU-020710-E3D1E

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4197**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Particulars of substantial shareholder

* Name : **Yayasan Pelaburan Bumiputra**
* Address : **c/o Permodalan Nasional Berhad**
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur
* NRIC/passport no/company no. : **37113-P**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :

Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **02-07-2002**	* **180,000**	
Acquired	**02-07-2002**	**50,000,000**	

* Circumstances by reason of which change has occurred : **Purchase of shares by the company's subsidiary**
* Nature of interest : **Deemed interest**

Direct (units) :
Direct (%) :
Indirect/deemed interest (units) : **320,815,200**

Indirect/deemed interest (%)	:	**13.79**
* **Total no of shares after change**	:	**320,815,200**
* Date of notice	:	**02-07-2002**
Remarks	:	

File No. 82-4968

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 05-07-2002 05:19:55 PM
Submitted by S DARBY on 05-07-2002 05:30:50 PM
Reference No CU-020704-8B531

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4197**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Particulars of substantial shareholder

* Name : **Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera**
* Address : **Tingkat 4, Balai PNB**
201-A, Jalan Tun Razak
50400 Kuala Lumpur
* NRIC/passport no/company no. : **434217-U**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :

Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **25-06-2002**	* **50,000,000**	

* Circumstances by reason of which change has occurred : **Sale of shares by the company**
* Nature of interest : **Direct**

Direct (units) : **626,153,632**
Direct (%) : **26.92**
Indirect/deemed interest (units) :

Indirect/deemed interest (%)	:	
* **Total no of shares after change**	:	**626,153,632**
* Date of notice	:	**25-06-2002**
Remarks	:	